Parvus Capital Corporation



ANNUAL REPORT

5000 Eldorado Pkwy, Suite 150-440

Frisco, TX 75033

0

https://terrabiotics.com/

This Annual Report is dated April 30, 2025.

BUSINESS

Parvus Capital Corporation (dba Terra Biotics, Inc.) helps farmers, gardeners, and growers achieve healthier and larger plants that provide better flavor and higher yields. We formulate and blend organic nutrients together with beneficial soil microbes to optimize the soil food web and build a healthy root system for the plant. This allows the plant to thrive and reach its full potential.

The market for organic fertilizer is large and growing quickly. Our products are proven to work well and have been used on hundreds of farms across the country with great reviews and ongoing orders.

Our company has an experienced leadership team that has grown multiple businesses in the past and is prepared to profitably grow Terra Biotics, Inc. over the next several years in the midst of this high growth industry.

In 2019, Parvus Capital acquired IP assets related to the formulating, manufacturing, and sale of soil amendments, treatments, nutrients, and fertilizers from Terra Biotics, Inc. Upon the acquisition of the IP assets, Parvus Capital hired the manufacturing staff from Terra Biotics, Inc. in order to maintain continuity and knowledge of the product.

We actively manufacture, promote, and sell organic fertilizers. We have over 25 different products, most of which are micronized water-soluble powders that are easy to mix and use on-site. This allows for longer shelf life, lower freight costs, and ease of use.

Terra Biotics has three main routes to market or revenue streams. First is selling directly to farmers and growers at retail markups. The second is through resellers and retail stores. This includes soil consultants, fertilizer application companies, and retail grow supply stores. Our third route to market is to toll manufacture products for other brands when capacity allows. This allows us to increase our capacity utilization of the manufacturing equipment and help cover operating costs.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $127,215.00

Number of Securities Sold: 12,715

Use of proceeds: To acquire the product formulations, equipment, IP, processes, know how, raw materials, and equipment

Date: May 03, 2019

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements:

Since the company formation in 2019, the company has taken efforts to confirm smooth manufacturing and operations, validated the product offering value proposition, put effort into building brand awareness and engaged in communications with many potential new customers. These efforts have started to pay off with company brand recognition increasing, new customers trying the products, and customers sharing their experience growing with our products on social media.

We have gained customers in the fast growing hemp and cannabis markets as well as continued supplying our base of row crop customers. One of our growers won the Texas Hemp Cup People's Choice award and other growers regularly post positive feedback and pictures on social media. This has led to additional interest from potential new customers. We follow up with these leads and repeat the process.

The growing market demand, increased brand awareness and social media promotions has led to an increase in new customers and increase in online retail sales.

2023 had flat revenue compared to previous years due to adjustments in some of our target customer segments. We did see a large jump in "other income" due to forgiveness of debt from the previous owners. This is a one time occurance.

2024 sales were flat to previous years. We invested heavily into some new products and raw materials and the market adoption is proceeding slowly due to our limited awareness in the marketplace.

Cost of Goods Sold

Cost of sales includes cost of the raw materials, shipping costs to the customer and manufacturing labor costs. Capacity utilization is low with current staffing and sales levels. We bought a large amount of raw materials from a new supplier in China in order to reduce product costs and to provide an opportunity to sell those raw materials as well.

Gross Margins

Gross margins in 2023 were 43% of revenue. In 2024 we achieved 47% gross margins. Our goal will be to increase this to over 50% as we continue to grow.

Expenses

Total operating expenses in 2023 were $210,226 which was 38.8% of revenue. 2024 operating expenses were $156,484 and were 60.5% of revenue due to low capacity utilization.

Historical results and cash flows:

The company will continue to make efforts to expand sales in target end uses and regions. We expect to continue to see increases in demand but can not guarantee what the market will do. As sales revenue increases we expect to leverage economies of scale providing better profitability over fixed overhead costs.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $410.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Company asset acquisition loan:

Creditor: Jessica Morgan
Amount Owed: $30,000.00
Interest Rate: 0.0%
Maturity Date: July 31, 2025

Small Business EIDL loan:
Creditor: SBA EIDL
Amount Owed: $14,900.00
Interest Rate: 3.75%
Maturity Date: June, 2051

Line of Credit:
Creditor: Headway Capital Line of Credit
Amount Owed: $40,179.00
Interest Rate: 0.0%
Maturity Date: February, 2025

Loan for for 2017 Caterpillar GP25N5 forklift:
Creditor: Jared Elliott - Forklift
Amount Owed: $15,237.00
Interest Rate: 12.0%
Maturity Date: December 10, 2026

Short-Term Shareholder Loan:
Creditor: Jared Elliott
Amount Owed: $9000
Interest Rate: 0%
Maturity Date: January 30, 2025

OPEX loan to payoff higher cost debt, buy inventory for new product line, and OPEX:
Creditor: Jared Elliott - OPEX
Amount Owed: $250,000.00
Interest Rate: 12.0%
Maturity Date: November, 2025

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jared Elliott

Jared Elliott's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President

Dates of Service: April, 2019 - Present

Responsibilities: Lead and guide the company, determine the strategic direction of the company. In 2021 anticipated salary will be $15,000/month with the potential for a bonus based on performance of the company

Position: Director

Dates of Service: April, 2019 - Present

Responsibilities: Management of the company as defined in the company Bylaws. Currently directors do not receive any salary.

Position: Treasurer

Dates of Service: April, 2019 - Present

Responsibilities: Oversee financial and reporting requirements of the company. Currently no remuneration for this role.

Position: Secretary

Dates of Service: April, 2019 - Present

Responsibilities: Record shareholder and board of director meetings as required. No remuneration at this time.

Other business experience in the past three years:

Employer: Bestolife Corporation

Title: President

Dates of Service: August, 2014 - November, 2018

Responsibilities: Lead and guide the strategic direction of the company. Base salary of $300,000/year with annual bonus of up to 100% match of salary.

Other business experience in the past three years:

Employer: Parvus Group, LLC

Title: Managing Director

Dates of Service: December, 2018 - April, 2020

Responsibilities: Search for companies to acquire. Sole member LLC set up for the purpose of acquiring a company. Parvus Group has been dissolved.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Parvus Capital Corporation 401k Plan F/B/O Jared David Elliott

Amount and nature of Beneficial ownership: 777,309

Percent of class: 96.07

Title of class: Common Stock

Stockholder Name: Jared Elliott

Amount and nature of Beneficial ownership: 31,818

Percent of class: 3.93

RELATED PARTY TRANSACTIONS

Name of Entity: Jared Elliott
Relationship to Company: Director

Nature / amount of interest in the transaction: $250,000.00 is the remaining balance of the shareholder loan.

Material Terms: Interest only payments for two years at 12% interest per annum accrued monthly. Two year term. Balloon payment or renegotiation of loan in November of 2026. Funds used to pay off higher cost debt, reduce monthly payments, acquire inventory of Khumic brand of products so we can become exclusive sales agents for North America, and for operating expenses.

Name of Entity: Jared Elliott
Relationship to Company: Director

Nature / amount of interest in the transaction: Loan in the amount of $21,595.00 to buy a forklift.

Material Terms: Loan backed by collateral of 2017 Caterpillar GP25N5 forklift. Serial #: AT35A04304. Interest rate of 12% a year, amortized with monthly payments of $717.26. Term of loan is 3 years from December 10th, 2023 and final payment due on December 10th, 2026.

Name of Entity: Jared Elliott
Relationship to Company: Director

Nature / amount of interest in the transaction: Loan in the amount of $9000 to pay expenses.

Material Terms: Shareholder loan to pay expenses and buy inventory. Waiting for customer payments to reimburse Jared. Final payment due on January 30th 2025.

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 25,000 of Common Stock.

Common Stock

The amount of security authorized is 1,000,000 with a total of 809,127 outstanding.

Voting Rights

1 vote per share

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the organic fertilizer industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to $250,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds" or reevaluate the business plan. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured product samples for testing of our future Potting & Living Soils product line. Delays or cost overruns in the development of our Potting & Living Soils and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected The organic fertilizer and biofertilizer markets have strong competition from many different players. While the market is growing at a fast pace many factors could influence the company growth rate. Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Terra Biotics, Inc was formed on April 16, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Terra Biotics, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and limited revenue. If you are investing in this company, it's because you think that organic farming and growing is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. Raw Material Supply We buy raw materials that are certified organic from many different suppliers and then combine those raw materials into formulations with desired attributes and properties. While there are many different raw material sources, if key raw material sources were to lose their organic certification or become unavailable this might impact business operations while we find and test alternative sources of supply. This could have a financial impact on the operations of the company. Market Conditions While the demand for organic fertilizers and biofertilizers is large and is growing at a fast rate there are several factors that influence the short term market conditions. Examples of such risks include natural disasters such as storms and flooding that stop farm operations. Other examples include trade tariffs that reduce the export demand for agricultural products such as soybeans, corn and wheat. These types of risks impact the demand for fertilizers and the pricing of said fertilizers and could impact the revenue and profitability of the company. The uncertainty and risk levels for tariffs and the impact on our customers and for some raw materials is extremely high for 2025 and onwards. Seasonality of demand The demand for agricultural products and specifically products such as fertilizer have variability in demand due to the seasonality of planting and growing crops. Spring and summer have a high demand for products while fall and winter often have lower demand levels for our products. This seasonality is important in planning to operate efficiently and cost effectively. If the company were to miss the high demand season this can adversely effect annual sales

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 30, 2025.

Parvus Capital Corporation

By /s/ *Jared Elliott*

      Name: Parvus Capital Corporation

      Title: President

Exhibit A

FINANCIAL STATEMENTS

Profit and Loss

Parvus Capital Corporation
DBA: Terra Biotics, Inc

ACCOUNTS	Jan 01, 2024 to Dec 31, 2024	Jan 01, 2023 to Dec 31, 2023
Income		
Interest Income	$139	$191
Sales	$258,690	$253,163
Loan Forgiveness		$288,000
Uncategorized Income		
Total Income	**$258,829**	**$541,354**
Cost of Goods Sold		
Cost of Manufacturing	$136,940.69	$307,714.20
Freight & Shipping Costs		
Purchases – Parts & Materials		
Total Cost of Goods Sold	**$136,941**	**$307,714**
	52.91%	56.84%
Gross Profit	**$121,889**	**$233,640**
	47.09%	43.16%
Operating Expenses		
Accounting Fees	$1,788.00	$149.00
Advertising & Promotion	$15,980.57	$12,171.20
Amortization	$9,404	$9,404
Bank Service Charges	$712.93	$950.64
Computer / Internet	$3,517.80	$1,555
Depreciation	$24,316	$24,340
Dues & Subscriptions	$259.67	$259.67
Interest Expense	$30,000.00	$2,500
Meals and Entertainment	$60.04	$219.72
Merchant Account Fees	$7,990.58	$6,060.17
Mileage Expenses	$2,126.04	$2,619.81
Miscellaneous	$231.75	$851.39
Office Supplies	$118.17	$1,111.35
Payroll Employer Taxes	$37.35	$42,618.97
Payroll – Employer's Share of Benefits		
Payroll – Salary & Wages	$9,113.59	$46,723.85
Postage & Delivery	$0.00	$360.00
Professional Fees	$2,411.31	$6,767.00
Registrations/Certifications	$46.20	$175.00
Rent Expense	$32,400.00	$32,400.00
Repairs & Maintenance	$1,856.35	$1,456.69
Taxes – Corporate Tax	$689.00	$160.96
Travel Expense	$3,528.14	$1,493.95
Utilities	$9,896.64	$15,827
Vehicle – Fuel	$0.00	$51.06
insurance	$0.00	$0.46
Total Operating Expenses	**$156,484**	**$210,226**
	60.46%	38.83%
Net Profit	**-$34,595**	**$23,413**
	-13.37%	4.32%
EBITDA	**$29,814**	**$59,818**

Balance Sheets

Parvus Capital Corporation
DBA: Terra Biotics, Inc

Assets	2024	2023
Total Cash and Bank	$409	$8,236
Accounts Receivable	$60,333	$41,943
Inventory	$193,662	$206,117
Prepaid Expenses		
Equipment	$241,596	$241,596
Accumulated Depreciation	-$116,764	-$92,448
Intangible Assets	$141,068	$141,068
Accumulated Amortization	-$32,956	-$23,552
Total Assets	$487,348	$522,959

Liabilitities and Stockholder Equity

Liablities

Accounts Payable		
Prepaid Revenue	$0	$8,980
Payroll Payable		
Payroll Tax Payable		
Shareholder Loan	$9,020	$20
Note Payable - Terra Biotics Inc	$30,000	$30,000
Note Payable - SBA	$14,900	$14,900
Headway Capital Line of Credit	$40,179	$34,856
Forklift loan	$15,237	$21,596
OPEX Loan	$250,000	$250,000
Total Liabilities	$359,336	$360,352

Stockholder Equity

Common Stock	$304,066	$304,066
Total Retained Earnings	-$176,054	-$141,459
Total Equity	$128,012	$162,607
Total Liabilities and Stockholders Equity	$487,347	$522,959
	(0)	(0)

Cash Flow Statement

Parvus Capital Corporation
DBA: Terra Biotics, Inc

	2024	2023
Beginning Cash	$8,236	$7,608
Operating Activities		
Net Income	-$34,595	$23,413
Non-cash Expenses	$33,720	$33,744
Change in Inventory	$12,455	-$20,430
Change in Prepaid Expenses	$0	$0
Change in Accounts Payable	$0	$749
Change in Prepaid Revenue	-$8,980	-$4,040
Change in Account Receivable	-$18,390	$11,391
Total Operating Activities	**-$15,790**	**$44,827**
Investing Activities		
Purchase - Terra Biotics		
Change in Intangible Assets		
Total Investing Activities		
Financing Activities		
Common Stock Purchase		
Note Payable Acquisition		-$318,000
SBA Loan		
Shareholder Loans	$9,000	
Line of Credit - Headway Capital	$5,322	$23,801
Forklift loan	-$6,359	
OPEX Loan	$0	$250,000
Total Financing Activities	**$7,964**	**-$44,199**
Net Cash Change	**-$7,827**	**$628**
Balance	$410	$8,236

Statement of Changes in Equity

Parvus Capital Corporation
DBA: Terra Biotics, Inc

		2024		2023
Beginning Equity	$	162,607	$	139,194
Common Stock				
Prior Retained Earnings				
Net Income		(34,595)		23,413
Ending Equity	$	128,012	$	162,607

NOTE 1 – NATURE OF OPERATIONS

Parvus Capital Corporation was formed on April 19th 2019 ("Inception") in the State of Texas. The financial statements of Parvus Capital Corporation (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Frisco, Texas.

Parvus Capital Corporation actively manufactures, promotes, and sells organic fertilizers, living soils, and biological inoculants under the brand name of Terra Biotics, In. We have over 40 different products, most of which are micronized water-soluble powders that are easy to mix and use on-site. This allows for longer shelf life, lower freight costs, and ease of use.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from when persuasive evidence that an agreement exists with the customer to acquire the products.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Texas state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for the past three years as required. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company has debts in order to operate the business effectively.

Company asset acquisition loan:
      Creditor: Jessica Morgan
      Amount Owed: $30,000.00
      Interest Rate: 0.0%
      Maturity Date: July 31, 2025

Small Business EIDL loan:
      Creditor: SBA EIDL
      Amount Owed: $14,900.00
      Interest Rate: 3.75%
      Maturity Date: June, 2051

Line of Credit:
      Creditor: Headway Capital Line of Credit
      Amount Owed: $40,179.00
      Interest Rate: 0.0%
      Maturity Date: February, 2025

Loan for for 2017 Caterpillar GP25N5 forklift:
      Creditor: Jared Elliott - Forklift

Amount Owed: $15,237.00
Interest Rate: 12.0%
Maturity Date: December 10, 2026

Short-Term Shareholder Loan:
Creditor: Jared Elliott
Amount Owed: $9000
Interest Rate: 0%
Maturity Date: January 30, 2025

OPEX loan to payoff higher cost debt, buy inventory for new product line, and OPEX:
Creditor: Jared Elliott - OPEX
Amount Owed: $250,000.00
Interest Rate: 12.0%
Maturity Date: November, 2025

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 1,000,000 (one million) shares of our common stock with par value of $10. As of December 31st, 2023 the company has currently issued 828,563 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

Name of Entity: Jared Elliott
Relationship to Company: Director

Nature / amount of interest in the transaction: $250,000.00 is the remaining balance of the shareholder loan.

Material Terms: Interest only payments for two years at 12% interest per annum accrued monthly. Two year term. Balloon payment or renegotiation of loan in November of 2026. Funds used to pay off higher cost debt, reduce monthly payments, acquire inventory of Khumic brand of products so we can become exclusive sales agents for North America, and for operating expenses.

Name of Entity: Jared Elliott
Relationship to Company: Director

Nature / amount of interest in the transaction: Loan in the amount of $21,595.00 to buy a forklift.

Material Terms: Loan backed by collateral of 2017 Caterpillar GP25N5 forklift. Serial #: AT35A04304. Interest rate of 12% a year, amortized with monthly payments of $717.26. Term of loan is 3 years from December 10th, 2023 and final payment due on December 10th, 2026.

Name of Entity: Jared Elliott
Relationship to Company: Director

Nature / amount of interest in the transaction: Loan in the amount of $9000 to pay expenses.

Material Terms: Shareholder loan to pay expenses and buy inventory. Waiting for customer payments to reimburse Jared. Final payment due on January 30th 2025.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2019 through December 31st 2024, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.



I, Jared Elliott, the President of Parvus Capital Corporation (DBA Terra Biotics, Inc), hereby certify that the financial statements of Parvus Capital Corporation and notes thereto for the periods ending Dec 31, 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

The company is preparing the Federal tax returns on an Accrual Basis for the year ending on Dec 31, 2024. The company has filed an extension to file Federal Income Taxes.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 20, 2025.

_____ (Signature)

President
April 20, 2025

CERTIFICATION

I, Jared Elliott, Principal Executive Officer of Parvus Capital Corporation , hereby certify that the financial statements of Parvus Capital Corporation included in this Report are true and complete in all material respects.

Jared Elliott

President